Exhibit 99.2

BYND CANNASOFT ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022

All dollar amounts are expressed in Canadian dollars unless otherwise indicated

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited, consolidated financial statements and notes thereto of BYND Cannasoft Enterprises Inc. (“BYND Cannasoft” or the “Company”) for the nine month period ended September 30, 2022. The information contained in this MD&A is current to November 9, 2022.

The preparation of the Company’s financial statements are in conformity with International Financial Reporting Standards (“IFRS”) and requires management to make assumptions that affect the reported amounts of assets, liabilities and expenses in addition to the disclosure of contingent liabilities at the date of the financial statements and reporting amounts. The Company bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

COVID-19

Since March 2020, several governmental measures have been implemented in both Israel and Canada and throughout the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in the future. The Company continues to operate its business and adheres to applicable emergency measures as those are developed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements that include risks and uncertainties that are disclosed under the section “Risk Management”. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets.

This MD&A contains certain statements that may constitute “forward-looking statements”. Forward-looking statements include but are not limited to, statements regarding future anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, and business and financing plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required.

OUTLOOK

The Company’s primary focus for the foreseeable future will be: (i) the continuation of its current CRM software business, (ii) development of its New Cannabis CRM Platform (defined below) for the medical cannabis industry, (iii) raising sufficient capital to enable the Company to construct its proposed Cannabis Farm (defined below) and the EZ-G line of business (defined below), and (iv) the construction and operation of its proposed Cannabis Farm and EZ-G line of business.

DESCRIPTION OF BUSINESS

BYND Cannasoft Enterprises Inc. was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

CRM Business

The Company’s fully owned subsidiary BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. Over the last 3 years, BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which will be cloud based and will include many new features and enhancements.

BYND Israel has also begun development of a new, revolutionary CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”). BYND Israel’s goal is that its New Cannabis CRM Platform will ultimately become the “virtual marketplace” for all stakeholders in medical cannabis.

Medical Cannabis

On October 1, 2020, BYND Israel executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“Cannasoft”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, BYND Israel would acquire 74% ownership interest in Cannasoft from its shareholders, in exchange for 54.58% ownership interest in BYND Israel (“Cannasoft Acquisition”). Cannasoft owns a primary license for growing medical cannabis granted by the Israeli Ministry of Health and has begun the process of obtaining the necessary permits and approvals to construct a 3.7 acre cannabis farm in southern Israel, to grow and harvest medical cannabis (the “Cannabis Farm”). The Cannasoft Acquisition transaction was completed on March 29, 2021.

BYND Israel’s long term goal is to leverage its Cannabis Farm business to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to better optimize its New Cannabis CRM Platform to offer stakeholders in the Cannabis industry, a state of the art resource which will enhance their businesses.

The Cannasoft Acquisition and the Lincoln Business Combination Transaction

In early 2019, BYND Israel entered into discussions with the owners of Cannasoft, with a view to: (i) combining their respective businesses, (ii) raising the capital necessary to construct the Cannabis Farm, and (iii) listing BYND Israel’s shares for trading on a Canadian stock exchange (the “Listing”). In pursuit of these goals:

●	On April 22, 2019, BYND Israel signed a convertible loan agreement with an investor, who agreed to loan BYND Israel USD$100,000, to be used to pursue the Cannasoft Acquisition and the Listing;

●	On August 18, 2019, BYND Israel entered into a “document of understanding” with the owners of Cannasoft, which outlined the basic terms of the Cannasoft Acquisition;

●	On November 28, 2019, BYND Israel entered into a non-binding letter of intent with Lincoln Acquisitions Corp. (“Lincoln”), setting out the general terms and conditions relating to a proposed transaction wherein Lincoln would:

○	acquire BYND Israel and Cannasoft from their respective shareholders (the “Business Combination Transactions”); and

○	complete the Listing, by applying to list its shares for trading on the Canadian Securities Exchange (“CSE”);

●	On December 9, 2019, BYND Israel assisted in the formation of a new British Columbia corporation (“Fundingco”), to be used as a vehicle for raising capital in connection with the Cannasoft Acquisition and the Listing;

●	On December 16, 2019, BYND Israel entered into a definitive Business Combination Agreement with Lincoln, Fundingco and the shareholders of BYND Israel in connection with the Business Combination Transactions wherein the parties agreed inter alia that:

○	Lincoln and Fundingco would amalgamate to form BYND Cannasoft, and

○	BYND Cannasoft would acquire all of the issued and outstanding shares of BYND Israel (and its 74% owned subsidiary, Cannasoft);

The Business Combination Transactions were completed on March 29, 2021. Following completion of the Business Combination Transactions, BYND Cannasoft’s primary businesses are now the businesses of BYND Israel and of Cannasoft.

The Company’s common shares have been approved for listing on the Nasdaq Capital Market (“Nasdaq”). Trading commenced on Tuesday, May 31, 2022 under the symbol “BCAN”.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel in consideration for the issuance to Carmel Zigdon of 7,920,000 Common Shares at a deemed price per share of $4.735 and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company.

Zigi Carmel owns the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female reproductive system. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues. Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

The Company intends to pursue the final registration of the patent and establish a marketing and sales system for the EZ-G device. The Company’s ‘Go to Market’ strategic plan is based on combined B2B and B2C sales.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the nine month period ended September 30, 2022 and 2021 and for the year ended December 31, 2021. The selected financial information set out below has been derived from the Company’s consolidated unaudited quarterly financial statements and accompanying notes and its consolidated audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Nine Month Period Ended September 30, 2022 (CAD$)	Nine Month Period Ended September 30, 2021 (CAD$)		Year Ended December 31, 2021 (CAD$)
Revenues	890,886	959,156		1,217,459
Loss	(964,462)	(4,554,519	)*	(4,878,738	)*
Total Assets	44,488,072	7,083,266		7,490,722
Total Liabilities	448,219	499,365		490,353
Working Capital	3,135,692	5,364,279		5,487,201
Shareholders’ Equity	44,039,853	6,583,901		7,000,369
Number of Common Shares Outstanding at period end	37,736,810	26,780,337		29,479,100

*	Includes a one-time non-recurring non-cash $4,394,390 listing expense incurred due to the Business Combination Transactions and the company’s listing of its shares on the CSE.

RESULTS OF OPERATIONS AND OVERALL PERFORMANCE

A.	OPERATING RESULTS

For the nine month period ended September 30, 2022, the Company recorded net loss of $964,462 compared to a net loss of $4,554,519 in 2021 and had a cash balance as at September 30, 2022 of $3,057,354 (December 31, 2021 - $5,509,984).

The net loss during the 2021 interim period was mainly due to a one-time, non-recurring non-cash $4,394,390 listing expense incurred in connection with the Business Combination Transactions and the Company’s listing of its shares on the CSE.

The following provides an overview of the Company’s financial results for the nine month period ended September 30, 2022:

Revenue

●	Revenues during the period were $890,886 as compared to $959,156 for the same period in 2021. This decrease is mainly a result of a $125,814 decrease in revenues from support services, partially offset by an increase of $44,916 from development hours due to an increase in demand from BYND Israel’s largest customer and a $8,689 increase in sales of Benefit CRM Software Licenses.

●	Approximately 85% of our sales during the period and 75% of our sales for the same period in 2021 were to our largest costumer and as a result, we are highly dependent on this costumer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and a BETA version of the New CRM Platform is available, we believe that we will begin to generate revenues shortly thereafter.

●	Development of the Company’ New Cannabis CRM Platform Phase I is close to completion, however, we do not expect to generate revenues from the platform for the foreseeable future.

●	Cannasoft’s proposed Cannabis Farm is at a very early stage of development and we do not expect to generate revenues from the sale of cannabis or cannabis infused products until Q4 2023.

Cost of Revenue

●	Cost of Sales for the period amounted to $371,252 as compared to $485,098 for the same period in 2021. This decrease is a result of a $113,161 decrease in payroll expenses which was due to a reduction in the number of employees.

●

For the nine month period ended September 30, 2022 the Company’s gross margin was 58% as compared to 49% during 2021. This increase is a result of increased revenues from sales of Benefit CRM Software Licenses in the amount of $8,689 which have no cost of sales associated with them, as well as increasing efficiencies in our ratio of employees to support our customers which helped to achieve higher gross margins.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation and Professional Fees

●	For the nine month period ended September 30, 2022, general and administrative expenses increased to $1,176,967 from $245,121 for the same period in 2021. The increase was due to a $232,500 increase in Management and Directors compensation, a $146,783 increase in Nasdaq listing fees, a $76,541 increase in D&O insurance expenses, a $516,698 increase in Investor relations & Public relations expenses, a $4,471 increase in listing fees paid to the Canadian securities exchange and a $8,055 increase in transfer agent fees, all of these expenses were incurred due to the company being a reporting issuer on April 2021 as well as the Company’s listing on Nasdaq.

●	Professional fees increased to $362,632 from $152,122 mainly due to a $210,923 increase in accounting fees related to the Company’s plan to list its shares on the Nasdaq Capital Market.

●	Consulting and Marketing expenses decreased to $8,030 from $10,385 due to a $2,355 decrease in consulting expenses in relation to the new Cannabis CRM platform.

●

Depreciation expenses decreased to $26,637 from $30,828 mainly due to a $14,572 decrease in office lease depreciation since the lease agreement has expired, partially offset by a $11,165 increase in vehicles deprecation.

●	Share-based compensation expense decreased to $146,581 from $347,179 as most stock options were granted at the end of March 2021.

Other Income (Loss) items

●	Foreign exchange gain was $257,833 mainly due to gain on cash balances denominated in USD.

●	Income from a Covid-19 grant was $nil compared to $52,749 for the same period in 2021 as the company was not eligible for grants in Israel during this period.

●	Listing expense for the nine month period ended September 30, 2021 was $4,394,390 as the reverse takeover of BYND Cannasoft by BYND was accounted for under IFRS 2 where the difference between the consideration given to acquire the company and the net asset value of the company is recorded as a listing expense.

B.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2022, the Company had a cash balance of $3,057,354 (December 31, 2021: $5,509,984).

Item	Nine Month Ended September 30, 2022 (CAD$)	Nine Month Ended September 30, 2021 (CAD$)
Cash used in operating activities	(960,777)	(607,454)
Cash used in investing activities	(1,890,458)	(525,983)
Cash provided by financing activities	244,044	5,529,053
Net increase (decrease) in cash	(2,607,191)	4,395,616

●	The Company experienced negative cash flows from operating activities during the nine month period ended September 30, 2022 in the amount of $960,777, primarily due to its net loss and increase in prepaid expenses. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity. Nevertheless, it will require additional funds in order to complete the Company’s expansion goals which include, construction of the Cannabis Farm.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 562,142 Fundingco special warrants to investors, at an issue price of $0.82 per special warrant, for gross proceeds of $460,956.

●	On May 5, 2021, the Company completed a private placement financing transaction. In connection with the financing, the Company issued 435,337 common shares to investors at an issue price of $1.20 per share, raising $522,410 of gross proceeds.

●	On July 5, 2021, the Company completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

●	On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

●	On October 4, 2021, the Company completed two non-brokered private placements financings:

○	it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share;

■	The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq.

○	in connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

●	On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

●	On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

●	On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

●	On September 20, 2022, 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE CAPITAL

Common Shares

Issued & Outstanding as at September 30, 2022	37,736,810

Issued on October 3, 2022 (RSU to 2 directors of the Company were vested)	6,727

Issued on October 5, 2022 (Private Placement @ $4.33 per share)	142,395
Total Issued & Outstanding as at November 9, 2022	37,885,932

Convertible Securities	Exercise Price	Expiry Date
Stock Options	$0.82	March 29, 2026	250,000

Stock Options	$1.22	June 29, 2026	240,000
Share Purchase Warrants	$1.30	October 4, 2023	400,000

Stock Options	$2.65	October 26, 2026	115,000
Stock Options	$6.20	June 14, 2027	10,000
RSU’s	N/A	July 3, 2023	13,454
Fully Diluted Share Capital			38,914,386

TRANSACTIONS WITH RELATED PARTIES

During the nine month period ended September 30, 2022, the Company paid management and consulting fees in the amount of $977,177 to its President, CEO, CFO, CTO & two Directors. During the same period in 2021 the Company paid $348,579 to its President and CTO.

As at September 30, 2022, there were $3,382 included in amounts receivable owed from the company’s President, CEO & a Shareholder.

On March 29, 2021, the Company granted 780,000 stock options to its independent directors and to its CFO and Corporate Secretary, which options are exercisable for 5 years, at an exercise price of $0.82 per share. 180,000 of these stock options have been cancelled.

On June 29, 2021, the Company granted 240,000 stock options to an independent director, which options are exercisable for 5 years, at an exercise price of $1.22 per share.

On October 26, 2021, the Company granted 115,000 stock options to its CFO, which options are exercisable for 5 years, at an exercise price of $2.65 per share.

On June 14, 2022, the Company granted 10,000 stock options to a director, which options are exercisable for 5 years, at an exercise price of $6.20 per share.

On July 3, 2022, the Company granted 26,908 RSU’s to two directors, which expire on July 3, 2023.

PROPOSED TRANSACTIONS

As of the date of this MD&A, there are no proposed significant transactions involving the Company.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

Financial instruments include cash, amounts receivable and accounts payable and accrued liabilities. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments.

As at September 30, 2022 the Company had $3,400,986 in current assets and $265,294 in current liabilities resulting in a working capital of $3,135,692.

RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of risks. The Company’s Directors approve and monitor the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s exposure to credit risk is the carrying value of cash and amounts receivable.

For amounts due from customers, the Company performs ongoing credit evaluations of its customers, and monitors the receivable balance and the payments made in order to determine if an allowance for estimated credit losses is required. When determining the allowance for estimated credit losses the Company will consider historical experience with the customer, current market and industry conditions and any specific collection issues.

Interest Rate Risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

Foreign Exchange Rate Risk

The Company is exposed to foreign exchange risk as the Company has a surplus of financial assets over financial liabilities denominated in USD as of September 30, 2022, consisting of cash in the sum of $2,491,761. As of September 30, 2022 a 5% depreciation or appreciation of the U.S. dollar against the New Israeli Shekel would have resulted in an approximate $124,588 decrease or increase, respectively, in total pre-tax profit.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Total amount of the Company’s financial liabilities according to the contractual conditions in non-capitalized amounts (including interest payments) as at September 30, 2022 for the next 5 years and over is $250,859. To secure the additional capital necessary to pursue its plans, the Company may have to raise additional funds through equity or debt financing.

Limited Financial Resources Risk

The Company has limited financial resources and operating revenues and its ability to move forward with its plans to develop its Cannabis Farm are dependent upon management’s success in raising additional capital. Failure to obtain additional financing could result in the delay or indefinite postponement of the development of its Cannabis Farm and the Company may become unable to carry out its stated business objectives.

While the Company has been successful until now, in obtaining financing from the capital markets there can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to pursue its business objectives on favorable terms, or at all. Restrictions on the Company’s ability to finance could have a materially adverse outcome on the Company and its securities, and its ability to continue as a going concern.

Market Risk

The Company’s common shares trade on the Canadian Securities Exchange and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Coronavirus (COVID-19) Risk

Since March 2020, several governmental measures have been implemented in both Israel and Canada and throughout the rest of the world in response to the coronavirus COVID-19 pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID19 on the Company’s business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows during 2022. The Company continues to operate its business, and in response to Government emergency measures, has from time to time requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its contractors or restrictions on travel of various personnel, could impact the Company’s ability to conduct its business in the normal course.

Business Risks relating to our CRM Business

●	Defects or disruptions in our planned cloud-based New CRM Platform and New Cannabis CRM Platform services could diminish demand for our services and subject us to substantial liability.

●	Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	We may in the future be sued by third parties for alleged infringement of their proprietary rights.

●	We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

●	The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

●	We are currently dependent on one of our clients for the majority of current revenues and any changes to that relationship could have a significant impact on future revenues.

Business Risks relating to our proposed Cannabis Business

●	The Company does not yet have sufficient financial resources to complete construction of the Cannabis Farm and there is no guarantee that we will be able to raise the necessary capital, either through debt or equity financing, or in either case, on favorable terms.

●	Our Cannabis Farm business will be dependent on our obtaining certain licences and certain GSP and GAP good practice certifications, which if not maintained in good standing, may prevent us from being able to carry on or expand our operations.

●	We will face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

●	We will be relying on one key production facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

●	We will rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

●	Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

●	We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

●	We are dependent on the success of our quality control systems, which may fail, and cause a disruption of our business and operations.

●	The success of our branded cannabis products business will depend on the success of the cannabis product candidates we develop. To date, we have not developed any cannabis products, and we do not expect to generate revenue from any cannabis products that we develop until at least Q4 2023.

●	Unfavorable publicity or unfavorable consumer perception of us or cannabis generally may constrain our sales and revenue.

General Business Risks

●	We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

●	We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

●	If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

OTHER MATTERS

Legal Proceedings

There are no ongoing legal proceedings of any kind initiated by the Company or by third parties against the Company.

Contingent Liabilities

At the date of MD&A, management was unaware of any outstanding contingent liability relating to the Company’s activities.

Disclosure Controls and Procedures

The Company’s directors and officers are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action.

The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the Company’s directors and officers, of the financial reports, the integrity and reputation of accounting personnel, and candid discussion of those risks.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided by the Company from time to time.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

APPROVAL

The Company’s Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the Financial Statements and the disclosure contained in this MD&A.